UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 30, 2020

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: October 30, 2020	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Investor Relations Contact:

ir@aseglobal.com

Tel: +886.2.6636.5678

http://www.aseglobal.com

ASE Technology Holding Co., Ltd. Reports Unaudited Consolidated Financial Results for the Third Quarter of 2020

Taipei, Taiwan, R.O.C., October 30, 2020 – ASE Technology Holding Co., Ltd. (TAIEX: 3711, NYSE: ASX) (“We”, “ASEH”, or the “Company”), the leading provider of semiconductor manufacturing services in assembly and test, today reported unaudited net revenues1 of NT$123,195 million for 3Q20, up by 5% year-over-year and up by 15% sequentially. Net income attributable to shareholders of the parent for the quarter totaled NT$6,712 million, up from a net income attributable to shareholders of the parent of NT$5,734 million in 3Q19 and down from a net income attributable to shareholders of the parent of NT$6,937 million in 2Q20. Basic earnings per share for the quarter were NT$1.57 (or US$0.107 per ADS), compared to basic earnings per share of NT$1.35 for 3Q19 and basic earnings per share of NT$1.63 for 2Q20. Diluted earnings per share for the quarter were NT$1.54 (or US$0.105 per ADS), compared to diluted earnings per share of NT$1.33 for 3Q19 and diluted earnings per share of NT$1.60 for 2Q20.

RESULTS OF OPERATIONS

3Q20 Results Highlights – Consolidated

●	Net revenue contribution from packaging operations, testing operations, EMS operations and others, each represented approximately 46%, 10%, 43% and 1%, respectively, of total net revenues for the quarter.

●	Cost of revenue was NT$103,475 million for the quarter, up from NT$88,740 million in 2Q20.

-	Raw material cost totaled NT$62,860 million for the quarter, representing 51% of total net revenues.

-	Labor cost totaled NT$13,725 million for the quarter, representing 11% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$11,878 million for the quarter.

●	Gross margin decreased 1.5 percentage points to 16.0% in 3Q20 from 17.5% in 2Q20.

●	Operating margin was 7.4% in 3Q20, compared to 7.8% in 2Q20.

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with Taiwan-IFRS (International Financial Reporting Standards as endorsed for use in the R.O.C.). Such financial information is generated internally by us and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

●	In terms of non-operating items:

-	Net interest expense was NT$660 million.

-	Net foreign exchange gain of NT$561 million was primarily attributable to the depreciation of U.S. dollar against New Taiwan dollar.

-	Loss on valuation of financial assets and liabilities was NT$406 million.

-	Net gain on equity-method investments was NT$277 million.

-	Other net non-operating income of NT$101 million were primarily attributable to miscellaneous incomes. Total non-operating expenses for the quarter were NT$127 million.

●	Income before tax was NT$9,014 million for 3Q20, compared to NT$8,879 million in 2Q20. We recorded income tax expenses of NT$1,797 million for the quarter, compared to NT$1,646 million in 2Q20.

●	In 3Q20, net income attributable to shareholders of the parent was NT$6,712 million, compared to net income attributable to shareholders of the parent of NT$5,734 million in 3Q19 and net income attributable to shareholders of the parent of NT$6,937 million in 2Q20.

●	Our total number of shares outstanding at the end of the quarter was 4,338,531,132, including treasury stock owned by our subsidiaries. Our 3Q20 basic earnings per share of NT$1.57 (or US$0.107 per ADS) were based on 4,265,546,050 weighted average numbers of shares outstanding in 3Q20. Our 3Q20 diluted earnings per share of NT$1.54 (or US$0.105 per ADS) were based on 4,281,115,585 weighted average number of shares outstanding in 3Q20.

3Q20 Results Highlights – ATM2

●	Cost of revenues was NT$57,280 million for the quarter, up by 5% sequentially.

-	Raw material cost totaled NT$20,102 million for the quarter, representing 28% of total net revenues.

-	Labor cost totaled NT$12,104 million for the quarter, representing 17% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$11,198 million for the quarter.

●	Gross margin decreased 1.5 percentage points to 20.2% in 3Q20 from 21.7% in 2Q20.

●	Operating margin was 9.5% in 3Q20, compared to 10.4% in 2Q20.

3Q20 Results Highlights – EMS

●	Cost of revenues for the quarter was NT$47,990 million, up by 33% sequentially.

-	Raw material cost totaled NT$42,621 million for the quarter, representing 80% of total net revenues.

-	Labor cost totaled NT$1,540 million for the quarter, representing 3% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$551 million for the quarter.

2 ATM stands for Semiconductor Assembly, Testing and Material.

●	Gross margin increased 0.3 percentage points to 9.7% in 3Q20 from 9.4% in 2Q20.

●	Operating margin increased to 4.4% in 3Q20 from 3.1% in 2Q20.

LIQUIdiTY AND CAPITAL RESOURCES

●	Capital expenditures in 3Q20 totaled US$415 million, of which US$288 million were used in packaging operations, US$73 million in testing operations, US$52 million in EMS operations and US$2 million in interconnect materials operations and others.

●	As of September 30, 2020, total unused credit lines amounted to NT$255,582 million.

●	Current ratio was 1.33 and net debt to equity ratio was 0.75 as of September 30, 2020.

●	Total number of employees was 97,259 as of September 30, 2020, compared to 95,448 as of June 30, 2020.

Business Review

Customers

ATM consolidated Basis

●	Our five largest customers together accounted for approximately 48% of our total net revenues in 3Q20, compared to 50% in 2Q20. Three customers each accounted for more than 10% of our total net revenues in 3Q20 individually.

●	Our top 10 customers contributed 60% of our total net revenues in 3Q20, compared to 61% in 2Q20.

●	Our customers that are integrated device manufacturers or IDMs accounted for 30% of our total net revenues in 3Q20, compared to 29% in 2Q20.

EMS Basis

●	Our five largest customers together accounted for approximately 83% of our total net revenues in 3Q20, compared to 78% in 2Q20. One customer accounted for more than 10% of our total net revenues in 3Q20.

●	Our top 10 customers contributed 90% of our total net revenues in 3Q20, compared to 89% in 2Q20.

About ASE Technology Holding Co., Ltd.

ASEH is the leading provider of semiconductor manufacturing services in assembly and test. The Company develops and offers complete turnkey solutions covering front-end engineering test, wafer probing and final test, as well as IC packaging, materials and electronic manufacturing services through USI with superior technologies, breakthrough innovations, and advanced development programs. With advanced technological capabilities and a global presence spanning Taiwan, China, South Korea, Japan, Singapore, Malaysia and Mexico as well as the United States and Europe, ASEH has established a reputation for reliable, high quality products and services. For more information, please visit our website at http://www.aseglobal.com.

Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward-looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2019 Annual Report on Form 20-F filed on March 31, 2020.

Supplemental Financial Information

Consolidated Operations

	3Q/20	2Q/20	3Q/19
EBITDA (NT$ Millions)	23,230	22,488	21,214

ATM Consolidated Operations

	3Q/20	2Q/20	3Q/19
Net Revenues (NT$ Millions)	71,820	69,516	67,901
Revenues by Application
Communication	53%	54%	53%
Computer	14%	14%	14%
Automotive, Consumer & Others	33%	32%	33%
Revenues by Type
Bumping, Flip Chip, WLP & SiP	37%	38%	35%
Wirebonding	37%	35%	37%
Discrete and Others	8%	7%	9%
Testing	17%	18%	17%
Material	1%	2%	2%
Capacity & EBITDA
CapEx (US$ Millions)*	362	424	413
EBITDA (NT$ Millions)	19,775	20,037	18,312
Number of Wirebonders	25,117	24,667	25,008
Number of Testers	5,715	5,790	5,254

EMS Operations

	3Q/20	2Q/20	3Q/19
Net Revenues (NT$ Millions)	53,137	39,709	50,599
Revenues by End Application
Communication	40%	46%	36%
Computer & Storage	6%	12%	9%
Consumer	40%	28%	41%
Industrial	9%	10%	9%
Automotive	4%	3%	4%
Others	1%	1%	1%
Capacity
CapEx (US$ Millions)*	52	70	23

 * Capital expenditure excludes building construction costs.

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Comprehensive Income Data

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the nine months ended
	Sep. 30 2020	Jun. 30 2020	Sep. 30 2019	Sep. 30 2020	Sep. 30 2019
Net revenues:
Packaging	56,172	53,622	53,804	161,407	145,263
Testing	12,351	12,690	11,493	36,604	30,729
EMS	53,126	39,703	50,584	125,550	117,055
Others	1,546	1,534	1,676	4,540	4,112
Total net revenues	123,195	107,549	117,557	328,101	297,159

Cost of revenues	(103,475)	(88,740)	(98,449)	(273,416)	(252,697)
Gross profit	19,720	18,809	19,108	54,685	44,462

Operating expenses:
Research and development	(4,926)	(4,837)	(4,906)	(14,372)	(13,376)
Selling, general and administrative	(5,653)	(5,545)	(5,817)	(16,682)	(16,265)
Total operating expenses	(10,579)	(10,382)	(10,723)	(31,054)	(29,641)
Operating income	9,141	8,427	8,385	23,631	14,821

Net non-operating (expenses) income:
Interest expense - net	(660)	(771)	(866)	(2,324)	(2,741)
Foreign exchange gain (loss)	561	718	12	955	(508)
Gain (loss) on valuation of financial assets and liabilities	(406)	(17)	(19)	(237)	2,339
Gain on equity-method investments	277	105	148	343	108
Others	101	417	61	762	761
Total non-operating income (expenses)	(127)	452	(664)	(501)	(41)
Income before tax	9,014	8,879	7,721	23,130	14,780

Income tax expense	(1,797)	(1,646)	(1,501)	(4,618)	(3,530)
Income from continuing operations and before noncontrolling interest	7,217	7,233	6,220	18,512	11,250
Noncontrolling interest	(505)	(296)	(486)	(964)	(783)

Net income attributable to shareholders of the parent	6,712	6,937	5,734	17,548	10,467

Per share data:
Earnings (losses) per share
– Basic	NT$1.57	NT$1.63	NT$1.35	NT$4.12	NT$2.46
– Diluted	NT$1.54	NT$1.60	NT$1.33	NT$4.01	NT$2.40

Earnings (losses) per equivalent ADS
– Basic	US$0.107	US$0.109	US$0.087	US$0.276	US$0.159
– Diluted	US$0.105	US$0.107	US$0.085	US$0.269	US$0.155

Number of weighted average shares used in diluted EPS calculation (in thousands)	4,281,115	4,273,770	4,261,515	4,284,010	4,256,985

FX (NTD/USD)	29.46	29.94	31.17	29.80	30.99

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Comprehensive Income Data – ATM

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the nine months ended
	Sep. 30 2020	Jun. 30 2020	Sep. 30 2019	Sep. 30 2020	Sep. 30 2019
Net revenues:
Packaging	58,417	55,732	55,163	167,749	147,980
Testing	12,351	12,693	11,495	36,610	30,732
Direct Material	1,020	1,051	1,211	3,085	3,055
Others	32	40	32	101	100
Total net revenues	71,820	69,516	67,901	207,545	181,867

Cost of revenues	(57,280)	(54,434)	(53,193)	(164,589)	(147,620)
Gross profit	14,540	15,082	14,708	42,956	34,247

Operating expenses:
Research and development	(3,827)	(3,777)	(3,894)	(11,252)	(10,351)
Selling, general and administrative	(3,904)	(4,081)	(4,401)	(12,099)	(12,262)
Total operating expenses	(7,731)	(7,858)	(8,295)	(23,351)	(22,613)
Operating income	6,809	7,224	6,413	19,605	11,634

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Comprehensive Income Data – EMS

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the nine months ended
	Sep. 30 2020	Jun. 30 2020	Sep. 30 2019	Sep. 30 2020	Sep. 30 2019
Net revenues:
Total net revenues	53,137	39,709	50,599	125,573	117,091

Cost of revenues	(47,990)	(35,979)	(46,105)	(113,648)	(106,791)
Gross profit	5,147	3,730	4,494	11,925	10,300

Operating expenses:
Research and development	(1,126)	(1,085)	(1,042)	(3,194)	(3,107)
Selling, general and administrative	(1,695)	(1,403)	(1,353)	(4,392)	(3,853)
Total operating expenses	(2,821)	(2,488)	(2,395)	(7,586)	(6,960)
Operating income	2,326	1,242	2,099	4,339	3,340

ASE Technology Holding Co., Ltd.

Summary of Consolidated Balance Sheet Data

(In NT$ millions)

(Unaudited)

	As of Sep. 30, 2020	As of Jun. 30, 2020

Current assets:
Cash and cash equivalents	55,814	58,223
Financial assets – current	5,993	5,483
Notes and accounts receivable	86,718	73,763
Inventories	62,948	50,649
Others	22,167	14,395
Total current assets	233,640	202,513

Financial assets – non-current & Investments – equity method	14,279	12,950
Property plant and equipment	230,938	238,757
Right-of-use assets	8,346	9,091
Intangible assets	76,383	77,154
Others	17,964	18,127
Total assets	581,550	558,592

Current liabilities:
Short-term borrowings	34,099	45,814
Current portion of bonds payable & Current portion oflong-term borrowings[3]	13,708	11,366
Notes and accounts payable	71,515	54,400
Others	56,152	61,045
Total current liabilities	175,474	172,625

Bonds payable	49,249	39,263
Long-term borrowings[4]	122,097	115,518
Other liabilities	17,187	17,251
Total liabilities	364,007	344,657

Equity attributable to shareholders of the parent	205,510	200,409
Non-controlling interests	12,033	13,526
Total liabilities & shareholders’ equity	581,550	558,592

Current Ratio	1.33	1.17
Net Debt to Equity Ratio	0.75	0.72

3 Current portion of long-term borrowings include long-term loans and notes payable.

4 Long-term borrowings include long-term loans and bills payable.

ASE Technology Holding Co., Ltd.

Summary of Consolidated Cash Flow Statements

(In NT$ millions)

(Unaudited)

	For the three months ended			For the nine months ended
	Sep. 30	Jun. 30	Sep. 30	Sep. 30	Sep. 30
	2020	2020	2019	2020	2019
Cash Flows from Operating Activities:
Profit before income tax	9,014	8,879	7,721	23,130	14,780
Depreciation & amortization	13,022	12,785	12,610	38,495	37,822
Other operating activities items	(8,550)	(1,659)	(7,252)	(14,686)	(11,883)
Net cash generated from operating activities	13,486	20,005	13,079	46,939	40,719
Cash Flows from Investing Activities:
Net payments for property, plant and equipment	(12,297)	(16,587)	(18,771)	(42,489)	(39,100)
Other investment activities items	(156)	1,902	488	1,541	2,464
Net cash used in investing activities	(12,453)	(14,685)	(18,283)	(40,948)	(36,636)
Cash Flows from Financing Activities:
Total net proceeds from (repayment of) debts	12,412	(18,900)	26,553	7,401	20,860
Dividends paid	(8,521)	-	(10,623)	(8,521)	(10,623)
Other financing activities items	(5,917)	(457)	(3,356)	(6,178)	(4,404)
Net cash generated from (used in) financing activities	(2,026)	(19,357)	12,574	(7,298)	5,833
Foreign currency exchange effect	243	(1,569)	(1,240)	(1,351)	(214)
Net increase (decrease) in cash and cash equivalents	(750)	(15,606)	6,130	(2,658)	9,702
Cash and cash equivalents at the beginning of period	58,223	73,829	55,090	60,131	51,518
Cash and cash equivalents at the end of period	57,473	58,223	61,220	57,473	61,220
Cash and cash equivalents in the consolidated balance sheet	55,814	58,223	61,220	55,814	61,220
Cash and cash equivalents included in disposal groups held for sale	1,659	-	-	1,659	-